UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  9)1

I-MANY, INC.
(Name of Issuer)

Common Stock $.0001 par value
(Title of Class of Securities)

44973Q103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,683,698
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,683,698
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON PORTSIDE GROWTH AND OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 768,879 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 768,879 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,879 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

(1) Consists of $2,936,500 original principal amount of senior convertible notes convertible into 768,879 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,688,920 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,688,920 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,920 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

(1) Includes $2,466,440 original principal amount of senior convertible notes convertible into 645,858 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 642,403 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 642,403 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,403 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

(1) Includes $469,840 original principal amount of senior convertible notes convertible into 123,021 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON RCG AMBROSE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,841,324
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,841,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON RCG HALIFAX FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 478,101
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 478,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON RAMIUS SECURITIES, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 817,696
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 817,696
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON BD

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,015,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,015,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,015,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

(1) Includes $2,936,500 aggregate principal amount of senior convertible notes convertible into 768,879 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON RAMIUS CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IA, OO

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,921,021 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,921,021 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,921,021 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes $5,873,000 aggregate principal amount of senior convertible notes convertible into 1,537,758 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,383 (1) **
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,383 (1) **
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,383 (1) **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

(1) Includes 66,668 options that are exercisable into shares of Common Stock within 60 days of the date hereof.

** See Item 5.

CUSIP NO. 44973Q103

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,000**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 44973Q103

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.  RCG Enterprise, Ltd (“RCG Enterprise”) and Portside Growth and Opportunity Fund (“Portside”) are each hereby added as a Reporting Person to the Schedule 13D.

Item 2 is hereby amended to add the following:

RCG Enterprise is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund.  The address of the principal business and principal office of RCG Enterprise is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG Enterprise and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.  Ramius Capital serves as the investment manager for RCG Enterprise.

Portside is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund.  The address of the principal business and principal office of Portside is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Portside and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2.  Ramius Capital serves as the investment advisor for Portside.

No Reporting Person, nor any person listed on Schedule B and Schedule C annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person, nor any person listed on Schedule B and Schedule C annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The first paragraph of Item 3 is hereby amended and restated as follows:

The shares of Common Stock purchased by Starboard, Starboard Master, Parche, RCG Ambrose, RCG Halifax and Ramius Securities were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  Transactions in the Common Stock in the past 60 days by Starboard Master and Parche are set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 7,383,263 shares of Common Stock purchased by Starboard, Starboard Master, Parche, RCG Ambrose, RCG Halifax and Ramius Securities is approximately  $12,541,828, excluding brokerage commissions.  In addition, pursuant to a Securities Purchase Agreement dated December 31, 2007 (the "SPA"), Portside, Starboard Master and Parche paid the Issuer $2,936,500, $2,466,660 and $469,840 respectively, to acquire senior convertible notes (the "Notes") convertible into an aggregate of 1,527,758 shares of Common Stock within 60 days of the date hereof at a conversion price of $3.8192 per share of Common Stock (subject to adjustment).  Funds for the purchase of the Notes reported herein held by Portside, Starboard Master and Parche were derived from general working capital.  A total of approximately $5,873,000 was paid to acquire the Notes reported herein.

CUSIP NO. 44973Q103

Item 4 is hereby amended to add the following:

On December 31, 2007 the Issuer completed a private placement through which the Reporting Persons acquired an aggregate principal amount of $5,873,000 of Notes.  Pursuant to the SPA, Portside, Starboard Master and Parche paid the Issuer an original principal amount of $2,936,500, $2,466,660 and $469,840 respectively, to acquire the Notes.  The Notes are convertible into an aggregate of 1,527,758 shares of Common Stock within 60 days of the date hereof at a conversion price of $3.8192 per share of Common Stock (subject to adjustment).  The Notes were issued in reliance upon exemptions from the registration provisions of the Securities Act of 1933, as amended, as set forth in Section 4(2) and Regulation D therein.  The SPA and a form of the Notes are filed as exhibits hereto and incorporated herein by reference.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 52,255,971 shares of Common Stock outstanding as of October 31, 2007, which is the total number of shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

A.	Starboard

(a)	As of the date of this filing, Starboard beneficially owns 1,683,698 shares of Common Stock.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,683,698
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,683,698

(c)	Starboard did not enter into any transactions in the Common Stock during the past 60 days.

B.	Starboard Master

(a)
As of the date of this filing, Starboard Master beneficially owns 1,043,062 shares of Common Stock and may be deemed to beneficially own an additional 645,858 shares of Common Stock upon the conversion of the outstanding principle of the Notes held by it.

Percentage: 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,688,920

CUSIP NO. 44973Q103

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,688,920

(c)	Transactions in the Common Stock by Starboard Master in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Parche

(a)
As of the date of this filing, Parche beneficially owns 519,382 shares of Common Stock and may be deemed to beneficially own an additional 123,021 shares of Common Stock upon the conversion of the outstanding principle of the Notes held by it.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 642,403
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 642,403

(c)	Transactions in the Common Stock by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Portside

(a)	As of the date of this filing, Portside may be deemed to beneficially own 768,879 shares of Common Stock upon the conversion of the outstanding principle of the Notes held by it.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 768,879
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 768,879

(c)	Portside did not enter into any transactions in the Common Stock during the past 60 days.

E.	RCG Enterprise

(a)
As of the date of this filing, as the sole non-managing member of Parche and owner of all economic interests therein, RCG Enterprise may be deemed to beneficially own the 642,403 shares of Common Stock beneficially owned by Parche.

Percentage: 1.2%

CUSIP NO. 44973Q103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 642,403
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 642,403

(c)
RCG Enterprise did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the Common Stock in the past 60 days on behalf of Parche, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

F.	RCG Ambrose

(a)	As of the date of this filing, RCG Ambrose beneficially owns 2,841,324 shares of Common Stock.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,841,324
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,841,324

(c)	RCG Ambrose did not enter into any transactions in the Common Stock during the past 60 days.

G.	RCG Halifax

(a)	As of the date of this filing, RCG Halifax beneficially owns 478,101 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 478,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 478,101

(c)	RCG Halifax did not enter into any transactions in the Common Stock during the past 60 days.

F.	Ramius Securities

(a)	As of the date of this filing, Ramius Securities beneficially owns 817,696 shares of Common Stock.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 817,696

CUSIP NO. 44973Q103

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 817,696

(c)	Ramius Securities did not enter into any transactions in the Common Stock during the past 60 days.

G.	RCG Starboard Advisors

(a)
As of the date of this filing, as the managing member of Starboard and of Parche, and as investment manager of Starboard Master, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master and (iii) 642,403 shares of Common Stock beneficially owned by Parche.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,015,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,015,021

(c)
RCG Starboard Advisors did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the Common Stock in the past 60 days on behalf of Starboard Master and Parche, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

H.	Ramius Capital

(a)
As of the date of this filing, as the sole member of RCG Starboard Advisors, as the investment advisor of each of Portside, RCG Halifax and RCG Ambrose and as the sole member of Ramius Securities, Ramius Capital may be deemed the beneficial owner of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master, (iii) 642,403 shares of Common Stock beneficially owned by Parche, (iv) 768,879 shares of Common Stock beneficially owned by Portside, (v) 2,841,324 shares of Common Stock beneficially owned by RCG Ambrose, (vi) 478,101 shares of Common Stock beneficially owned by RCG Halifax and (vii) 817,696 shares of Common Stock beneficially owned by Ramius Securities.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,921,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,921,021

(c)
Ramius Capital did not enter into any transactions in the Common Stock during the past 60 days.  The transactions in the Common Stock in the past 60 days on behalf of Starboard Master and Parche, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP NO. 44973Q103

I.	C4S

(a)
As of the date of this filing, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master, (iii) 642,403 shares of Common Stock beneficially owned by Parche, (iv) 768,879 shares of Common Stock beneficially owned by Portside, (v) 2,841,324 shares of Common Stock beneficially owned by RCG Ambrose, (vi) 478,101 shares of Common Stock beneficially owned by RCG Halifax and (vii) 817,696 shares of Common Stock beneficially owned by Ramius Securities.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,921,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,921,021

(c)
C4S did not enter into any transactions in the Common Stock in the past 60 days.  The transactions in the Common Stock in the past 60 days on behalf of Starboard Master and Parche, which were all in the open market, are set forth in Schedule A, and are incorporated by reference

J.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owners of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master, (iii) 642,403 shares of Common Stock beneficially owned by Parche, (iv) 768,879 shares of Common Stock beneficially owned by Portside, (v) 2,841,324 shares of Common Stock beneficially owned by RCG Ambrose, (vi) 478,101 shares of Common Stock beneficially owned by RCG Halifax and (vii) 817,696 shares of Common Stock beneficially owned by Ramius Securities.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,921,021
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,921,021

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Common Stock in the past 60 days.  The transactions in the Common Stock in the past 60 days on behalf of Starboard Master and Parche, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

CUSIP NO. 44973Q103

K.	Mr. Mitchell

(a)
As of the date of this filing, Mr. Mitchell may be deemed the beneficial owner of (i) 69,715 shares of Common Stock and (ii) 66,668 options that are exercisable into shares of Common Stock within 60 days of the date hereof.  In addition, Mr. Mitchell, as a member of a "group" for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master, (iii) 642,403 shares of Common Stock beneficially owned by Parche, (iv) 768,879 shares of Common Stock beneficially owned by Portside, (v) 2,841,324 shares of Common Stock beneficially owned by RCG Ambrose, (vi) 478,101 shares of Common Stock beneficially owned by RCG Halifax and (vii) 817,696 shares of Common Stock beneficially owned by Ramius Securities.  Mr. Mitchell disclaims beneficial ownership of such shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 136,383
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 136,383
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mitchell became beneficial owner of an additional 3,871 shares of Common Stock on January 2, 2007 in accordance with the conditions of his Stock Option Grant that was granted to him in his role as Director of the Issuer and reported in a From 4 filed with the SEC on January 4, 2007.

L.	Mr. Rosen

(a)
As of the date of this filing, Mr. Rosen beneficially owns 13,000 shares of Common Stock.  In addition, Mr. Rosen, as a member of a "group" for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 1,683,698 shares of Common Stock beneficially owned by Starboard, (ii) 1,688,920 shares of Common Stock beneficially owned by Starboard Master, (iii) 642,403 shares of Common Stock beneficially owned by Parche, (iv) 768,879 shares of Common Stock beneficially owned by Portside, (v) 2,841,324 shares of Common Stock beneficially owned by RCG Ambrose, (vi) 478,101 shares of Common Stock beneficially owned by RCG Halifax and (vii) 817,696 shares of Common Stock beneficially owned by Ramius Securities.  Mr. Rosen disclaims beneficial ownership of such shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 13,000
2. Shared power to vote or direct vote: 0

CUSIP NO. 44973Q103

3. Sole power to dispose or direct the disposition: 13,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rosen did not enter into any transactions in the Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6 is hereby amended to add the following:

On January 4, 2007, Starboard, Starboard Master, Parche, Portside, RCG Enterprise, RCG Starboard Advisors, RCG Ambrose, RCG Halifax, Ramius Securities, Ramius Capital, C4S and Messrs. Cohen, Solomon, Stark, Strauss, Mitchell and Rosen (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

As described in Item 4 above, in connection with the issuance of the Notes, on December 31, 2007 the Issuer and certain of the Reporting Persons entered into the SPA, a copy of which is referenced as Exhibit 99.2 hereto.  In addition, on December 31, 2007 the Issuer issued the Notes to Portside, Parche and Starboard Master, a form of which is referenced as Exhibit 99.3 hereto.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1.
Joint Filing Agreement by and among Starboard Value and Opportunity Fund LLC, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Portside Growth and Opportunity Fund, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Securities, L.L.C., RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Mark R. Mitchell and Arthur Rosen, dated January 4, 2007.

Exhibit 99.2.
Securities Purchase Agreement, dated as of December 31, 2007, by and between I-many, Inc. and the purchasers listed on the schedule of buyers  (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 2, 2008).

Exhibit 99.3.
Form of Senior Convertible Note issued by I-many, Inc., issued December 31, 2007 (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 31, 2007).

CUSIP NO. 44973Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 4, 2008

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
its managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
its investment manager

STARBOARD VALUE AND OPPORTUNITY FUND LLC
By: RGC Starboard Advisors, LLC, its
managing member

PORTSIDE GROWTH AND OPPORTUNITY FUND
By: Ramius Capital Group, L.L.C., its
investment advisor

RCG AMBROSE MASTER FUND, LTD.
By: Ramius Capital Group, L.L.C., its
investment advisor

RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C., its
investment advisor

RAMIUS SECURITIES, L.L.C.
By: Ramius Capital Group, LLC its
sole member

RCG STARBOARD ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,
its sole member

RCG ENTERPRISE, LTD
By: Ramius Capital Group, L.L.C.,
its investment manager

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

CUSIP NO. 44973Q103

Jeffrey M. Solomon	/s/ Mark R. Mitchell
JEFFREY M. SOLOMON	MARK R. MITCHELL
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Arthur Rosen
ARTHUR ROSEN

CUSIP NO. 44973Q103

SCHEDULE A
Transactions in the Common Stock in the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND, LTD.

3,864	2.8204	11/08/07
336	2.7950	11/08/07
5,880	2.8400	11/09/07
6,197	2.8472	11/09/07
2,263	2.8304	11/12/07
8,400	2.8200	11/12/07
84,000	3.0000	11/13/07
6,627	2.9836	11/13/07
9,647	2.8513	11/13/07

PARCHE, LLC

736	2.7950	11/08/07
64	2.8400	11/08/07
1,120	2.8472	11/09/07
1,180	2.8304	11/09/07
431	2.8200	11/12/07
1,600	3.0000	11/12/07
16,000	2.9836	11/13/07
1,262	2.8513	11/13/07
1,837	2.7950	11/13/07

CUSIP NO. 44973Q103

SCHEDULE B

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 44973Q103

SCHEDULE C

Directors and Officers of Portside Growth and Opportunity Fund

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey C. Smith Director	Partner of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 44973Q103

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Starboard Value and Opportunity Fund LLC, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Portside Growth and Opportunity Fund, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Securities, L.L.C., RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Mark R. Mitchell and Arthur Rosen, dated January 4, 2007.	99.1
Securities Purchase Agreement, dated as of December 31, 2007, by and between I-many, Inc. and the purchasers listed on the schedule of buyers (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on January 2, 2008).	--
Form of Senior Convertible Note issued by I-many, Inc., issued December 31, 2007 (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 31, 2007).	--